Media Release

PACNET ENCOURAGES ALL SHAREHOLDERS TO VOTE AT EXTRAORDINARY GENERAL MEETING

SINGAPORE, November 1, 2006 - Pacific Internet Limited (“PacNet”) refers to the extraordinary general meeting of the shareholders of PacNet to be held on November 7, 2006 at 3 p.m. (Singapore time) (the “EGM”). PacNet wishes to remind shareholders that this is an extremely important meeting which will determine the future and composition of the Board of Directors of PacNet. Each vote is important and should be cast and counted. Whether or not shareholders plan to attend the meeting and regardless of the number of ordinary shares that shareholders own in PacNet, shareholders are urged to vote by promptly marking, signing, dating and returning the proxy form received by shareholders in accordance with the instructions printed on the proxy form.

PacNet reminds again all shareholders of record as of the close of business on September 14, 2006 that the last date and time for lodgment of proxy forms is at 3 p.m. on Sunday, November 5, 2006 (Singapore time) or 3 a.m. on Sunday, November 5, 2006 (New York time). Accordingly, proxy forms must be received by this time by either PacNet at its registered office at 89 Science Park Drive, #01-07 The Rutherford, Singapore 118261, or The Bank of New York at P.O. Box 11146, New York, N.Y. 10203-0146. The completion and return of a proxy form by a shareholder does not preclude him from attending and voting in person at the EGM in place of his proxy.

Any shareholder who has any questions regarding the voting process should contact either Fred Marquardt or Tom Ball of Morrow & Co., Inc. at +1 (203) 658-9400.

PacNet also wishes to inform shareholders that it has appointed IVS Associates, Inc. as the Inspector of Elections for the EGM.

Editors’ Notes

About Pacific Internet Limited
Pacific Internet Limited or PacNet (Nasdaq: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

Media & Analyst Contacts

Media
Bernard Ho
Pacific Internet Limited
Direct: +65-6771 0433
Mobile: +65-9782-3393
Email: bernard.ho@pacific.net.sg

Investor & Analyst

Thomas Rozycki Cubitt Jacobs & Prosek Direct: +1-212-279-3115 ext 208 Email: tom@cjpcom.com	Mervin Wang Pacific Internet Limited Direct: +65-6771-0780 Mobile: +65-9798-6077 Email: investor@pacific.net.sg